EXHIBIT 21

SUBSIDIARIES OF AGENUS INC.

Antigenics Inc., a wholly owned subsidiary of Agenus Inc., is incorporated in Massachusetts.

Aronex Pharmaceuticals, Inc., a wholly owned subsidiary of Agenus Inc., is incorporated in Delaware.

Antigenics Therapeutics Limited, a wholly owned subsidiary of Agenus Inc., is organized under the laws of Ireland.